FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Third Quarter 2009 Sales”
Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, October 23, 2009

Third Quarter 2009 Sales

•	Nine month sales unchanged at constant exchange rates

•	Third quarter sales 8% lower*; 3% lower* ex glyphosate price

•	Good start to Latin America season

•	Full year earnings target maintained

Sales in the third quarter of 2009 were 8 percent lower at constant exchange rates; excluding a decline in glyphosate prices sales were 3 percent lower*.  Reported sales were 12 percent lower at $2 billion.  In the first nine months of the year, sales were unchanged at constant exchange rates at $8.7 billion.

In Crop Protection third quarter sales were 10 percent lower*; excluding glyphosate pricing sales were 4 percent lower*. In Europe and NAFTA, grower sentiment was subdued in a shorter season with lower pest pressure; credit constraint in Eastern Europe also contributed to a reduction in volume.  Latin America saw robust volume growth at the start of the main season supported by higher soybean acres.  In Asia-Pacific sales were driven by the launch of new products and by strong growth in fungicides.  Overall, prices excluding glyphosate were slightly higher for the quarter and for the first nine months were up by 6 percent.

Crop Protection sales by product line saw an increase in Fungicides and Insecticides led by Latin America and Asia Pacific.  Sales of Selective Herbicides were lower primarily due to a product timing issue in France; Non-selective Herbicide performance reflected significantly lower glyphosate prices.  Seed Care sales continued their rapid growth in Asia Pacific but were lower in other regions.  Professional Products have been affected this year by the economic environment.

Combined sales of new products reached $274 million in the first nine months, an increase of 30 percent*, driven by DURIVO®, REVUS® and AXIAL®.

Seeds sales increased by 3 percent* in the quarter.  For Corn & Soybean volumes in Latin America showed good growth driven by corn in Argentina and soybean in Brazil; in NAFTA returns of soybean were higher following early season acreage

*  At constant exchange rates.

Syngenta - October 23, 2009 / page 1 of 4

uncertainty.  Diverse Field Crops and Vegetables grew strongly in all regions, with Vegetables continuing their rapid expansion in Eastern Europe and Asia-Pacific, notably China.  Flowers growth reflected the consolidation of acquisitions.

For the full year, Syngenta is targeting earnings per share** close to the record level achieved in 2008.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

**  Fully diluted, excluding restructuring and impairment.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta - October 23, 2009 / page 2 of 4

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 months 2009 $m	9 months 2008 $m	Actual %	CER(1) %
Crop Protection	6609	7429	- 11	- 2
Seeds	2082	2156	- 3	+6
Business Development	7	22	- 69	- 69
Inter-segment elimination(2)	(43)	(35)	-	-
Third Party Sales	8655	9572	-10	-

Crop Protection
Product line
Selective Herbicides	1887	2063	- 8	+2
Non-selective Herbicides	961	1101	- 13	- 5
Fungicides	1810	2103	- 14	- 4
Insecticides	995	1089	- 9	-
Seed Care	578	622	- 7	+1
Professional Products	317	387	- 18	- 15
Others	61	64	- 5	-
Total	6609	7429	- 11	- 2
Regional
Europe, Africa and Middle East	2212	2813	- 21	- 6
NAFTA	2286	2355	- 3	+3
Latin America	1065	1213	- 12	- 12
Asia Pacific	1046	1048	-	+10
Total	6609	7429	- 11	- 2

Seeds
Product line
Corn and Soybean	969	958	+1	+7
Diverse Field Crops	374	420	- 11	+9
Vegetables and Flowers	739	778	- 5	+4
Total	2082	2156	- 3	+6
Regional
Europe, Africa and Middle East	818	984	- 17	+1
NAFTA	974	872	+12	+13
Latin America	156	173	- 10	- 10
Asia Pacific	134	127	+6	+21
Total	2082	2156	- 3	+6

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta - October 23, 2009 / page 3 of 4

Unaudited Third Quarter Product Line and Regional Sales
Syngenta	3rd Quarter 2009 $m	3rd Quarter 2008 $m	Actual %	CER(1) %
Crop Protection	1609	1875	- 14	- 10
Seeds	406	417	- 3	+3
Business Development	2	2	- 32	- 31
Inter-segment elimination(2)	(17)	(17)	-	-
Third Party Sales	2000	2277	- 12	- 8

Crop Protection
Product line
Selective Herbicides	272	384	- 29	- 25
Non-selective Herbicides	270	362	- 25	- 21
Fungicides	454	454	-	+5
Insecticides	322	310	+4	+9
Seed Care	186	234	- 20	- 14
Professional Products	92	98	- 7	- 7
Others	13	33	- 59	- 64
Total	1609	1875	- 14	- 10
Regional
Europe, Africa and Middle East	402	563	- 29	- 19
NAFTA	404	505	- 20	- 18
Latin America	515	515	-	-
Asia Pacific	288	292	- 1	+4
Total	1609	1875	- 14	- 10

Seeds
Product line
Corn and Soybean	126	144	- 13	- 13
Diverse Field Crops	70	67	+6	+20
Vegetables and Flowers	210	206	+2	+8
Total	406	417	- 3	+3
Regional
Europe, Africa and Middle East	159	173	- 8	+4
NAFTA	94	99	- 6	- 5
Latin America	115	107	+7	+7
Asia Pacific	38	38	+1	+9
Total	406	417	- 3	+3

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta - October 23, 2009 / page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 23, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes